<logo>Price Waterhouse LLP
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Boston, MA, 02110
617-439-4390

Report of Independent Accountants

June 4, 1997

To the Stockholder and Board of Directors
The Prudential Home Mortgage Company, Inc.

We have examined management's assertion about the compliance of The Prudential Home Mortgage Company, Inc. (the "Company") with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the period January 1, 1996 through May 7, 1996 included in the accompanying management assertion (see
Exhibit I). Management is responsible for the Company's compliance with the minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public
Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that, except for the instance of noncompliance described in management's assertion, the Company complied with the aforementioned minimum servicing standards as of and for the period January
1, 1996 through May 7, 1996 is fairly stated, in all material respects.

The instance of noncompliance which occurred during the period is more fully discussed in management's assertion which is set forth in Exhibit I.


/s/Price Waterhouse LLP

Exhibit I

The Prudential Home Mortgage Company, Inc.
7470 New Technology Way
Frederick, MD 21703
301-624-1700
June 4, 1997

			Management's Assertion

As of and for the period January 1, 1996 through May 7, 1996, except as specifically noted below, The Prudential Home Mortgage Company, Inc. ("PHMC")has complied in all material respects with the minimum servicing standards (the "Standard(s)") set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR
MORTGAGE BANKERS (USAP). During the period ended May 7, 1996, one instance of noncompliance with the Standards occurred. The following instance of noncompliance has been remedied and procedural enhancements have been implemented.

Bank Accounts
	Standard: Custodial bank account reconciliations shall be reviewed and approved by other than the person who prepared the reconciliations.

The custodial bank accounts were reviewed by someone other than the person who prepared the reconciliation. However, due to the automated nature of the REMIC reconciliation process, no documented formal review and approval of the custodial bank account reconciliations occurred during the period. Management has initiated a formal review and approval process of these reconciliations in accordance with the Standards.

Management believes it has taken definitive actions and implemented controls and procedures to address and correct the instance of noncompliance which occurred during the period.

As of and for the period ended May 7, 1996, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $100,000,000.

/s/Russell B. Mellott
Chief Executive Officer

/s/Carolyn Pumphrey
Vice President

/s/ Stephen L. Rambo
Director of Finance